

March 11, 2011

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re: First China Pharmaceutical Group, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed March 1, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 3

Strategy, page 6

1. We note your response to comment seven in our letter dated February 3, 2011 and acknowledge your discussion of the stage of approval, date of submission, fees paid and status of your application for your Internet Transaction Service License. We also note your disclosure that states that you are not concerned about approval for this license because your business can continue to function using the Internet Drug Information License. Please note that our previous comments sought clarification regarding your Internet Drug Information License. Discuss the state of the application process for the Internet Drug Information License. Include the date of submission of the application; confirm whether or not the application and all related paper work are complete for each relevant government agency. Also, discuss any fees that have been paid and disclose the

amounts and dates of the payments. In this respect, we note that the application may be complete to Yunnan Food and Drug Administration, but that the State Food and Drug Administration also reviews any application. Please expand your disclosure to clarify what is complete, if so, when and to which agency. Finally, state whether or not you have received any indication as to the status of the consideration of your application by any of the relevant PRC authorities.

Management's Discussion and Analysis…, page 47

General

2. We note your response to prior comment 11 in our letter of February 3, 2011. Please expand your discussion to include the amount of time it typically takes Mr. Wang to collect sales made to customers on C.O.D. terms, or upon customer receipt and acceptance.

3. We note your response to comment 11 in our letter dated February 3, 2011 including your revised explanation on pages 19 and 49 that "XYT authorized Mr. Wang to collect receivables of XYT for certain customers with whom he has a relationship pursuant to the Authorization Agreement between the parties and XYT's instruction." Please detail the background of this arrangement, including identifying the certain customers, explaining what preexisting relationships if any were had between Mr. Wang and the specific certain customers and in what capacity. Please include discussion of any third parties with whom any of the aforementioned had relationships with any of Mr. Wang, the certain customers and XYT.

4. We note your response to comment 11 in our letter dated February 3, 2011 including the collection of receivables represented as "cash sales" in the PRC. Please explain the meaning of the term "cash sales" under PRC law including any rights or remedies XYT holds to gain control and collect any monies collected by Mr. Wang under a cash sales arrangement. Please describe the features of a cash sales arrangement including when and if receivables are required to be given to the controlling company originating the sales. Lastly, tell us if there are any circumstances under which Mr. Wang would not be required deliver the receivables and related control to XYT under a cash sales arrangement.

5. We note your amendment in response to comment 11 in our letter dated February 3, 2011, please explain your statement that "Mr. Wang also pays certain payables," detailing those payables. You should further revise your disclosure to clarify that your reference to "Mr. Wang's funds" in the penultimate sentence of the revised paragraph on each of pages 19 and 49 are actually funds held by Mr. Wang that were previously collected on behalf of the Company, and therefore Company funds.

6. Identify the "certain transaction costs" this collection arrangement with Mr. Wang has allowed you to reduce.

7. Explain your statement that "Mr. Wang has discontinued making payments and collections on behalf of XYT subsequent to the Exchange Transaction," detailing what changed, how and why. Disclose all contracts, agreements, arrangements and understandings, written, verbal or otherwise, effecting this change. Further, provide us with supplemental copies of any such agreements.

8. Additionally, we note that in your response to comment 11 in our letter dated February 3, 2011 that you state that "Mr. Wang collects such receivables pursuant to XYT's instructions." Please tell us how these instructions are determined including how the company decides to continue to give Mr. Wang this control. We note that Mr. Wang serves as your Chairman and Chief Executive Officer.

9. We note your response to comment 18 in our letter dated February 3, 2011 where you state that you believe you maintain control over your accounts receivable under the Authorization Agreement which explicitly states that XYT has "good title" to such amounts. Please describe the meaning of the term "good title" under PRC law including XYT's ability to bring an action or enforce a remedy against a party violating its good title. Additionally, describe any other formal forms of control over the business held by Mr. Wang, for example possession of the company chops or other authority which may result in a loss of effective control by the company over accounts receivable.

Overview, page 47

10. In the second paragraph of this section you state that you have an XYT store, which is located at the Company's distribution facility in Kunming and only sells products to the Company's customers. In the last sentence of this section you state that XYT does not have any interests in any retail drug stores or retail distribution stores. Please explain why your store is not a retail drug store or retail distribution store including whether there is a distinction under PRC regulations.

Liquidity and Capital Resources, page 51

11. Regarding the amounts identified as due from a related party, fully discuss the nature and terms of your arrangement to make unsecured loans or advances to Mr. Wang. This should include the anticipated timing and amount of future repayments, the amount of cash collected from Mr. Wang in each period, if any, and the nature and amounts of any payments made by Mr. Wang on behalf of the Company. If the Company has not received any payments from Mr. Wang, please disclose this fact. You should also discuss the anticipated timeframe for repayment of the entire amount owed to the Company notwithstanding whether a formal repayment schedule has been finalized.

Exhibit 99.1(a)
Kun Xin Yuan Tang Pharmacies Co. Ltd.
Financial Statements
December 31, 2009, 2008 and 2007

Note 3. Due From (To) a Related Party, page 12

12. We note your response to comment 20 in our letter dated February 3, 2011. Please tell us why you believe the Authorization Agreement is not required to be registered with local, provincial or national authorities in the PRC.

13. We note your response to comment 21 in our letter dated February 3, 2011. Please tell us what rights or ability under the Authorization Agreement you have to terminate this agreement with Mr. Wang. Discuss any risks that may result from exercising your right to terminate the agreement including any lump sum payments to Mr. Wang, loss of revenues or inability to collect outstanding revenues.

Statement of Cash Flows

14. We note in your response to comment 23 in our letter of February 3, 2011 that Mr. Wang has collected $11,799,953 in cash that was not remitted back to the Company. It appears this cash flow activity should be reported as a financing activity within your statement of cash flows pursuant to ASC 230-10-45-13a.

2. Summary of Significant Accounting Policies

(k) Revenue Recognition

15. We note in your response to comment 15 of our letter dated February 3, 2011 that sales are presented net of VAT sales tax. Please revise your policy footnote to include this clarification and include the amounts of VAT sales taxes netted for each period presented.

3. Due From (To) a Related Party

16. We note your response to comments 17 and 18 in our letter dated February 3, 2011. We also note that the Company has not received or asked for any remittances from Mr. Wang as of the filing of the amended 8-K and only now has begun the process of negotiating with Mr. Wang for a repayment schedule. It appears from these circumstances that the Company did not reasonably expect to collect this receivable in the ordinary course of business within a year. Therefore, it is unclear to us why reclassification of the Due from Related Party receivable so that it is presented as a long-term asset on your balance sheet is not necessary. Please refer to the guidance in ASC 210-10-45-1d.

17. We note in your response to comment 17 that the Company and Mr. Wang are currently in the process of drafting a repayment schedule. If available, please disclose this payment schedule in the footnotes or disclose a repayment schedule has not been determined.

18. We note your response to comments 22 and 23 in our letter dated February 3, 2011. Please disclose in footnote 3, the roll-forward schedule provided to us in your response to comment 23. Also, if true, confirm to us that the Selling Expenses are included in the Statements of Income and Comprehensive Income.

8. Other Payable and Accrued Liabilities

19. We note your response to comment 24 in our letter dated February 3, 2011. In light of the materiality of VAT payable, please disclose in the policy footnotes and within the Critical Accounting Estimates section of the MD&A, your accounting policies with respect to the liability. This should include management's estimates and assumptions, significant uncertainties affecting the application of the VAT accounting policies, and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Clearly state, if true, that input VAT tax is deducted from output VAT tax to calculate the amount accrued. Also, specifically explain how you match input VAT invoices with output VAT invoices, including your use of a systematic method such as FIFO, if applicable.

20. In light of the significance of the VAT payable liability, please provide a roll-forward schedule in Note 8 similar to what was provided to us in your response to comment 24 so that the activities affecting this balance are transparent to readers.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

21. We note your response to comments 27 and 28 in our letter dated February 3, 2011. We also note that the June 25, 2010 "purchase" by FCPG HK was funded by a loan personally secured and repaid by Mr. Wang, to acquire XYT, a company he already owned. Subsequently, Mr. Wang "re-purchased" XYT on July 5, 2010 for HK$100. Accordingly, it appears inappropriate to record these transactions that yielded a gain from bargain purchase of approximately $2 million as an acquisition under purchase accounting. The lack of economic substance of both the June 25th and July 5th transactions supports accounting for the transaction as between entities under common control. See ASC Topic 805-50-45.

<u>Exhibit 99.2(a)</u>
<u>First China Pharmaceutical Group, Inc.</u>
<u>Pro-Forma Consolidated Financial Statements</u>
<u>As of and for the years ended March 31, 2010 and December 31, 2009</u>

22. We note your response to comment 30 in our letter dated February 3, 2011. Please tell us who the members of the board of directors were, and their respective positions, prior, and subsequent, to the Share Exchange Agreement. Furthermore, please provide us Schedule 1.05 as described in Article I, part 1.05, of Share Exchange Agreement dated August 23, 2010 (closed September 15, 2010) listed as Exhibit 2.1 and originally filed with the Form 8-K dated August 23 (filed August 24, 2010).

23. We note your response to comment 32 in our letter dated February 3, 2011. Please adjust your pro forma statement of operations to give effect to the bonus payments to be paid to Mr. Wang as contemplated by the Share Exchange Agreement closed on September 15, 2010.

<u>Form 10-Q for the quartered ended December 31, 2010</u>

24. Pursuant to SEC regulations, predecessor financial statements are required in situations where, in substance, a registrant is continuing the business of another entity. An acquired business is considered to be a predecessor when the registrant succeeds to substantially all of the business of an entity and the registrant's own operations prior to the acquisition appear insignificant relative to the business acquired. Accordingly, if the Company's use of purchase accounting is correct, then financial information of the Company's predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the Company, including prior year comparative financial information and information covering the full interim period results of operations for the nine months ended December 31 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

s/ Celeste Murphy for

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (916) 448-1709
     Mark C. Lee, Esq.
     Greenberg Traurig, LLP